Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration Number 333-278249

September 30, 2024

Fidelity® Ethereum Fund

Transcript of Interview with Chris Kuiper and Matt Horne on the “Animal Spirits” podcast with Ben Carlson and Michael Batnick.

Matt (00:07.986)

Thanks for having us guys, pleasure to be back.

Chris Kuiper (00:16.6)

Yeah, thank you.

Michael (00:18.399)

okay. I’m going to start the show today with a little story, something that I experienced over the weekend. I took my family to the post office because we needed to get, we needed to get them passports. We’re going out of the country, in December and we get there. We’re all prepared. We’ve got our forms. We’ve got the pictures and he says, how long, do you want to like expedited shipping or processing? And I said, well, give me, are the options?

Six to eight weeks or six to eight weeks for okay. You know, six to eight weeks. That’s fine. December is further. So no big deal. How would you like to pay money order or check money order? I what what is a money order? I have no idea. I didn’t have a check. So said, yeah, let’s go with the money order. Okay. So he punches me up $237. I take out my credit card, go to tap up. Sorry. We only take debit cards. You only take debit cards for a money order? What even year is this? So I don’t know, he printed the money card, the debit card, the this, the that. Okay, obviously there’s inefficiencies here. This is the government. We understand how that works. Is blockchain not a solution for these sort of financial transactions? And if so, what are we talking here? Like what would fix the money order nonsense?

Matt (01:42.606)

Well, I mean, I don’t think you need a blockchain to fix that instance. But I think there are a lot of unique use cases for blockchain technology and they’re becoming more apparent over time. In your instance there, Michael, obviously, just the ability to accept traditional payment rails in the modern era would have worked. But really with blockchain, we’re quite a ways into this now. Bitcoin came around 2009, Ethereum 2014 -2015.

Michael (01:57.576)

Yeah, that would work.

Matt (02:10.008)

And you’ve seen a lot of different use cases being built more recently on top of these protocols. And it does get pretty interesting as to what you can predict a future state to be using this technology. People generally say, what is the killer app for crypto at this point? And I’d argue there’s many, but I think the most common one you would hear is around stablecoins, right? The ability to take a fiat currency, US dollar, put it on blockchain, digitize it make it instantly transferable globally as a digital bearer instrument. It’s like handing a dollar to a person globally instantly. The issue there, of course, is the inability of a stable coin to generate a yield. So there’s sort an opportunity cost by keeping your money in stable coins in a higher rate environment. So now we’re seeing the proliferation of things like tokenized money market funds that are trying to solve that use case.

Michael (03:04.822)

I saw a circle, sorry to cut in. saw a circle made, somebody tweeted circle made more money last year than Goldman Sachs or last quarter or something because to your, Tether, that’s right. Because to your point, there’s a 5 % available and they’re not paying it out. But it is kind of funny that we’re however many years in the white paper was, I don’t know, 2009 or something and Bitcoin and ether, which we’re going to spend the majority of the conversation today talking about have become legitimate asset classes. But Matt, as you mentioned, really the killer use case today,

Matt (03:11.16)

I believe it was tethered on a circle, but yeah.

Matt (03:22.47)

Mm

Michael (03:34.325)

stable coins, which I don’t know it’s ironic or what the right word is, but it’s kind of funny.

Ben (03:38.68)

Well, I want to talk about stablecoins a little bit because I made the corollary a few years ago that like stable... It’s kind of like a money market but also a currency hedger. How would you explain it to people who are unaware of how they work?

Chris Kuiper (04:04.1)

Yeah, I was just gonna say that you’re getting the benefit of a currency you want like the US dollar, but you’re getting it on the blockchain rail. So you can do all the stuff you can do on blockchain, but you’re using a US dollar rather than something else that you might not wanna be exposed to like the volatility of Bitcoin or ether or something like that. And so of course there’s that aspect of it. You’ve opened up anyone with an internet connection, especially to your point, Ben, I was a little surprised at the rise of stable coin, but that’s probably my myopic view as a citizen of a developed world. But you get into this and you start to see how important these things are in developing worlds for people to have access to them. It’s like an instant bank account access or a way to get dollars where they might be banned or very hard to get. And then of course, you have all the technological benefits of it. It removes so many frictions. You can verify stuff much easier. To Michael’s point, it’s not gonna take days and weeks for this stuff to clear. It’s almost instantaneous.

Michael (05:08.313)

Do we know, so that makes a lot of sense. Listen, we’re US citizens, we have the strongest currency in the world, we don’t necessarily need stable coins. Like what we have works pretty fine. Yeah, it could be better, I suppose, but it works pretty fine. Do we know how much of the stable coins outstanding are held overseas? Because if you tell me that 92 % of stable coins are held by Americans, well then what are we doing here?

Matt (05:32.251)

It’s definitely the majority’s offshore, without a doubt. Because again, to Chris’s point, we’re the most developed nation, we don’t need it, right? But if you think about the emerging worlds,

The emerging world was sort of able, because they weren’t the leading edge of technology adoption for last 50 years here, they were able to kind of skip some of the things we went through here in the US, the landline phone, right? The dial -up internet. It kind of went right to cellular. So technology is now global in the palm of one’s hand. And this technology now makes the ability to transfer value instantaneously with finite settlements, settlement assurances.

Ben (05:44.974)

No.

Matt (06:11.314)

the inability to easily counterfeit this currency. So it is attractive in many ways because for better or worse, the dollar still is the global currency for most nations. You travel anywhere, Michael, with your fresh new passport you’re to have. Anywhere you go, they will likely take the dollar, even if you don’t have the local currency. And a stablecoin is just a manifestation of a current technology version of the dollar, essentially. Now, why is it interesting?

You know, in a world of low interest rates five, six years ago, stablecoins proliferated. And but as rates rose, there was an opportunity cost then, right? Because if you were a crypto native firm or stablecoin user storing your value in a stablecoin and having it sit there, you’re missing out on anywhere from three to five percent yields. And I think that’s why we’ve seen such a move here to find yield generating instruments that one can now hold in a similar vein.

And that’s your point earlier. That’s why these stablecoin issuers for years have been making a very fat margin because they’ve been able to not pay a yield on the stablecoin while investing the collateral, the dollars, right in U .S. treasuries at three to five percent.

Michael (07:22.778)

Unless you live outside the United States and your currency is weakened significantly against the dollar, then who cares about the 5 % yield?

Matt (07:27.846)

Fair enough. There obviously is the purchasing power parity type narrative there for sure. But you know, Cedrus, Paribas, whatever, all is equal. I think the opportunity cost of yield is where I see a lot of institutional players that are operating on chain trading firms, crypto native hedge funds, crypto native firms that just keep a lot of their reserves or balance sheet on chain. They saw a massive opportunity cost there and there was demand for yield on chain and hence the developments we’re seeing with yield generating instruments.

Michael (07:58.904)

So let’s get back to Bitcoin and Ether. It’s been an exciting year for the two asset classes. The Bitcoin ETF, did it launch in January? Okay. And Ether was June. When was it? Late June. Okay. And it’s been a raging success, at least Bitcoin has. We’ll get to Ether in a minute. Are you guys surprised at A, the amount of flows into the Bitcoin ETFs? And are you also surprised that it hasn’t led to

Matt (08:07.218)

January 11th.

Matt (08:11.91)

Late July, July 23rd, I think it was.

Michael (08:29.02)

substantially higher prices. Bitcoin has been acting well better in the past week or a couple of weeks. overall, there’s been, yes, there was a huge run up, but there’s been a lot of sideways action for the last couple of months.

Matt (08:40.786)

For sure. Yeah. So that’s your first question. The flows were definitely a pleasant surprise, I would say generally. I think it was very hard to handicap this category coming out as to what the demand would be because you had existing assets tied up in legacy products that were converting into the ETP structure. You had, I think it was 10 or 11 issuers launching all in the same day. So there was, again, a lot going on. But all in all, I would say this was a smash hit, home run success for a new ETF category being Bitcoin.

Very strong adoption across all client segments. I see retail still leading the way for the most part. Advisors coming in strong over time here as they make their assessments and do the due diligence. And last but not least, we’re seeing earlier adopters via the institutional channel using these ETPs. On the Bitcoin side, the one interesting development that really caught me by surprise was just the traditional hedge fund usage of these products.

You look at some of the top products in the category, including Fidelity’s FBTC products and decent amount of hedge fund ownership. And they’re using the exposure in variety of different ways because they’re in the ETP structure. They play easier in the traditional financial system, meaning they’re marginable. There’s an arbitrage trade going on for some of these hedge funds where they’re buying the spot Bitcoin, ETP, selling forward the CME futures and locking in arbitrage trade there.

So I would say, you know, the institutionalization of these ETPs was one of the more shocking things to me this early.

Ben (10:16.397)

How does it impact when we see options and some other activity on top of these ETFs? Does that make a difference at all?

Matt (10:22.668)

It could. it’s hard to say exactly how options on the Bitcoin ETPs will play out over time. I think it’s great because it just gives participants another instrument to hedge or do various trades in the long run. There’s a process here. They’re not approved. It was one leg in the process, but we’re optimistic for hopefully working with regulators and the exchanges for some time next year. But again, it’ll be another tool in the tool chest here.

Michael (10:36.136)

They just got approved, right? The Bitcoin ETF options.

Okay.

Matt (10:51.794)

for market participants to use to put on either positive or negative exposures toward the asset class. Ethereum, I’d say a little bit earlier on the adoption curve. I’d say that’s not expected. Now, as an ETF category, the Ethereum, by all means, again, a smash hit. You’re seeing, I think, well over $2 billion in gross flows into the new products in the category. Obviously, there was one existing product that has outflow, so it’s muted net flow. But overall for a new ETP category, $2 billion in a month and a half, whatever it’s been, is a smash hit home run. Now, Ether, I’ve been in crypto personally since 2016, 2017 and professionally for five years now. In my opinion, it always starts with Bitcoin. So it’s no surprise Bitcoin has the majority of the focus of the ETP flow and Ethereum is coming on now. Ethereum, we can get into this a bit more.

It’s a much different use case. There’s a lot more going on. There’s different narratives playing out around Ethereum. It’s definitely a bit more dynamic, I’d say, as a protocol than Bitcoin. And it just takes time to understand. And I think, frankly, advisors and institutional participants have enough time, have enough on their hands to figure out how do I deal with Bitcoin, never mind Ethereum, right? So it sort of is an adoption curve of not just digital assets, but even within the digital asset system, Bitcoin generally goes first, Ethereum comes second. So I’m not shocked to see this lagging.

Ben (12:22.53)

Well, Michael and I have talked a lot about the narrative and right or wrong that drives flows and interest for a lot of people. And we always said Bitcoin, the selling points for Bitcoin ETF are pretty simple. It’s digital gold ETF basically, right? Whether you believe that or not, that was a good selling point. It’s a lot harder to pin down the Ethereum. So Chris, how do you explain the Ethereum use case or investment case or whatever it is if you wanted to make it simple for someone who doesn’t understand how all this blockchain stuff actually works?

Chris Kuiper (12:52.536)

Yeah, like you said, we view them very differently. Bitcoin’s kind of its own asset class, either if you want to talk about it like a commodity or like a non -sovereign currency that people are adopting. And the investment thesis is very clear there. It’s something that’s non -sovereign, has a finite amount, and it’s the most decentralized one out there, market share leading, all of those things. And then Ethereum, people used to lump them together. And now I think they’re beginning to see that they’re very different.

Chris Kuiper (13:22.476)

And to be fair, they started a lot more similar. They were both proof of work consensus mechanisms and we can talk about that. But Ethereum has undergone all of these changes and all of these upgrades. And so it’s a very different asset class. And so the way I would think about it is you have Ethereum the network, just like you have Bitcoin the network. And it’s all the computers running the Ethereum code. They’re following the rules. They’re processing these transactions, these things called smart contracts, which are little snippets of code that have to be run to make these.

Chris Kuiper (13:51.716)

decentralized applications built on it work. And then you have Ether, which is the native token to the Ethereum network. So this term gets thrown around a lot. We say Ethereum’s trading at $2 ,600, whatever. What we actually mean is the Ether token. And the important thing to note is it’s a purely digital token. You can hold it, you can send it to others, just like Bitcoin. It’s not controlled by government. It’s got its own issuance rule set.

Chris Kuiper (14:18.222)

But the key difference is you need that Ether token to pay for computation on this network. So all these applications built on the Ethereum network, they have to run on the network. That takes computational resources. And so you have to pay your way with the native Ether token. So from an investment thesis perspective, if you’re going to invest in Ether, the token, and especially if you’re just gonna hold it, what you’re betting on or investing in is this network getting bigger.

Chris Kuiper (14:46.38)

more stuff getting built on it, more users coming to it, and therefore people need to buy the token and hold it to do all these transactions on it and to run these computations and these decentralized applications on it.

Matt (15:01.906)

And fundamentally, every blockchain has tradeoffs, It’s sort of like tradeoff between security and throughput. And how you want to optimize on that is sort of up to the community that’s supporting that blockchain. back to Ben’s point, the Bitcoin blockchain is pretty straightforward. It doesn’t change very often. It’s slow to move. It’s sort of ossified at this level for its use case, and it’s doing exactly what it’s designed to do very well. Ethereum...

Matt (15:31.48)

has had a lot of changes over time and is very different and aspirational what it’s trying to do. So right now, and Chris, I love your thoughts on this too, this sort of is a battle for how to best optimize the block space, right? There’s a finite amount of block space on Ethereum. There’s layer twos that try to optimize some of that real estate on the block space. And how do they as a community come together and optimize that for the best outcome for Ethereum? And I think it does get complicated for the average person to approach and try to understand what’s going on. I’m in this space and it’s a lot to follow, frankly. So never mind a financial advisor or someone who’s trying to understand how will value accrue to Ether over time. And to Chris’s point, fundamentally, as there’s more demand to use the Ethereum blockchain for whatever purpose it is, there’s many purposes and use cases you can use it for, as there’s demand to use it and spend Ethereum, right, then the value of Ether should go up over time. So that’s sort of the general North Star is that this is a very useful blockchain. There’s a lot of useful actions and activities being done on this chain. And people want to hold and use Ether in this ecosystem. And that’s fundamentally the driving force here.

Chris Kuiper (16:43.0)

I’ll throw two analogies out there. I’ll just throw two analogies and it’ll get to your question there because one is you can think of Ethereum like an app store. It’s this platform and then people build apps on top of it. And so if you think people are going to build more apps and more people are gonna come to this app store and use these apps, the tokenomics say, or that’s the idea that the value of ether should go up.

Michael (16:44.448)

Are stable coins mostly around, sorry, Chris.

Chris Kuiper (17:10.585)

So that’s one way to think about it. It’s this blank canvas, anyone can build all this stuff, but you gotta pay your way with this ether token.

Michael (17:21.782)

What about stable coins? Are they primarily built on top of the Ethereum blockchain?

Chris Kuiper (17:26.178)

Yes, Ethereum has a majority of the stable coin market. There are other competing networks that are taking some as well, know, a stable coin. And one stable coin can operate on multiple blockchains as well.

Michael (17:40.458)

Okay. All right. I won’t even, I won’t, I’m not even going to dig deeper into that because that sounds, that sounds like a worm. All go ahead.

Chris Kuiper (17:41.186)

I have, I have this. I was gonna say I have the stats here.

Chris Kuiper (17:48.26)

So what is ETH being used for? We just released a report, Max Waddington on my team, very sharp guy when it comes to Ethereum. It talks more about the investment use case and he goes through the stats on what is ETH used for. The number one, 34 % of all ETH activities is just ETH transfers. So just like the Bitcoin network transferring Ether from one wallet to another. Stablecoins is at 12%. Decentralized finance applications are 13%.

ERC -20 tokens, so these are different tokens, non -native tokens are 14%, and then the rest of the bucket is 27 % of all other things.

Michael (18:25.89)

It seems to me that a lot of this tokenization stuff, maybe this is just the point. It’s all financialization. It’s a lot of swapping. It’s a lot of back and forth. I don’t know if this is a criticism, but I think that a lot of people outside the crypto ecosystem would say, well, what is it for? Is it going to ever do anything other than just be a financial instrument? Is there going to be a consumer application? Does there need to be a consumer application?

Chris Kuiper (18:55.556)

Well, I think there’s two ways to think about it. Number one is, yes, I agree with you. Most of the activity, the things I just ran through are financial nature. So ETH transfers, if you’re transferring value, I would say that’s financial. Decentralized finance, that’s obviously financial. Stablecoins, that’s financial too. So that other category, 27%, you’ve got things in there like gaming, collectibles, NFTs, social apps. That is there, but it’s smaller. So you bring up a great question of,

Michael (19:08.992)

Yeah, you’re swapping assets.

Chris Kuiper (19:22.894)

does Ethereum move beyond just financial applications or is this going to be its continued use case? But I would say there are and there will continue to be consumer applications on these things. You’ve already seen it. There’s obviously a need for consumers to do financial things in a much more frictionless or efficient way. And especially if you’re not in the US where you already have a lot of great apps and companies and things like that.

Michael (19:53.294)

One potential use case that I haven’t seen like proliferate yet. Maybe I’m just making this up. So check me if I’m wrong. Like, yeah, I’m just I’m just throwing spaghetti against the wall. See what sticks like like live events. I’ve been to a million games and guess how many guess if you asked me to pull up a record of was I at that game? Have I seen this player? I don’t know. I have no idea. Like what about just NFTs for concerts, for sport, for sporting events, for reservations, things like that?

Matt (20:06.578)

I think it’s funny you said that. I heard someone talking about this the other day where they said, good old days of concerts where you had the concert stub, you’d say, I was at that concert, know, whatever, Grateful Dead and whatever, right?

I think that’s interesting. Why not? do think absolutely. These blockchains are ledgers. They record data and keep it in a decentralized location for history. Right? And so I absolutely think you could do something like that where you had an NFT that shows you were at some event. Right? I think that’s interesting. Right? You have the game six of the Knicks playoff game or whatever. Right? I think that would be, that would be an interesting use case.

Ben (20:58.477)

So the current use cases for investors now, if they’re in the ETF, I’m curious how you see people using, if they’re using both ETFs, because I’m not sure the latest breakdown, what is it? Maybe if you broke down Bitcoin and Ether market caps, it’s 80 -20? Is that right? Close or not really?

Matt (21:16.752)

of market cap of Bitcoin and ETH.

Ben (21:17.057)

Yeah, Bitcoin versus ETH. I’m saying it’s just the two of them. just curious if... Okay, 70 -30. So I’m curious if you see a lot of investors that hold both ETFs doing that, do you see a lot of people trying to get those similar or is Bitcoin still just a much bigger piece in most people’s portfolios if they’re using the ETFs?

Matt (21:23.378)

It’s like 70 -30 roughly, give or take.

Matt (21:38.194)

Yeah, without a doubt, is Bitcoin is the majority of that position. Right. I would argue 90 % of the digital asset ETPs that are held out there, they’re just holding mostly just Bitcoin. Now, there is an early curve of adoption, I’d say, especially in retail side, but some advisors we’re seeing now to come in to get the Ethereum exposure.

And generally speaking, they’re not doing either or they’re holding both. They’re not going to sell Bitcoin to buy Ethereum. They’re just going to hold both generally in the market cap proportions. Like I said, if you look at the total market cap of Bitcoin and Ethereum together, roughly 70 % of that market cap is made up by Bitcoin, 30 % to Ethereum, give or take. And you’re seeing some similar pro -rater allocation to portfolios that way. Now, those that are buying both, would say generally understand there are distinct narratives here between the Bitcoin story and then the Ethereum story, which we kind of hit on a few minutes ago. Bitcoin comes first, right? That’s the non -sovereign digital store value. In the narrative, honestly, we’re hearing in the field talking to advisors and different institutional investors is they’re looking at just the central bank largesse globally, the Fed’s back to cutting rates again. We’re paying trillions on year on interest payments now. So I do think there is a cohort of advisors and investors who just generally want to potentially hedge some of that a little bit. Right. And they look at things like gold, which is at an all time high in Bitcoin as a way to do that. So I think that’s sort of where they start out. Ethereum. This is where I think firms like Fidelity can help out our clients really well, because we have the resources to spend time focused on doing research in this space on Bitcoin and Ethereum.

writing papers, having the availability of client strategists to do calls with and understand this because it is complicated. And for an advisor with limited time and resources to sit there and try and navigate this new asset class, it’s so hard.

Michael (23:39.584)

When you guys are talking to advisors, at least let’s start with Bitcoin, are they asking questions like, get me up to speed on Bitcoin. How do I talk to clients about it? Or do they mostly understand it’s not super complicated and they’re like, all right, well, why Fidelity versus some of your competitors?

Matt (23:56.146)

So some of the conversations are right there, Michael, right? They’re at the finish line. They want to allocate. They’re just trying to figure out which firm to use, right? Which partner to partner with. Well, Fidelity has been in the space well over a decade. We have a long history of participating in the digital asset ecosystem. We began with mining Bitcoin as far back as 2014. And as a result of those mining activities, we had to build our own custody.

Michael (24:04.076)

Alright, so what’s the pitch?

Matt (24:24.284)

We built our own custody solution, which we now offer to advisors and institutional clients. It also powers our retail digital asset offering. So point being is we understand this technology really better than any firm would argue in the space because we’ve had to participate in it for much longer. And we built out numerous different technology platforms to support our business in this space. We now offer two commercial offerings. have direct custody with Fidelity Digital Asset Services.

So if you’re an institution or an advisor, can come directly to us with your Bitcoin or Ethereum in custody and safely with us. As an advisor, that could be a potential option that could work well because you can integrate these digital assets alongside traditional assets.

Michael (25:07.259)

So if a client has their Bitcoin at, I don’t know, say Coinbase, for example, but the advisor, the rest of their money is at Fidelity and they want to see Bitcoin within the context of their whole portfolio, they can move it and custody it with you guys.

Matt (25:24.722)

Correct, yeah. it’s going to depend on, again, how it’s held and what state they’re in. But generally speaking, there is a solution there that it’s worth engaging us with because that’s the biggest pain point. You can be an advisor sitting wherever and you know you have a client who might have millions of dollars at Coinbase because they bought Bitcoin or Ethereum back in 2015 and the client had never been able to bring it over. They don’t want to sell because of tax basis.

And the advisor just knows it exists out there and they can’t see it. So now at least the advisor can holistically bring it under the umbrella on platform and advise on it in a more cohesive manner versus just kind of ignoring it. And the second commercial offering we have obviously is the Fidelity Digital Asset Management where I work and we have the Bitcoin and Ethereum exchange traded products. So FBTC is the Fidelity Bitcoin products and FETH is our Ethereum ETP.

both 25 basis points, Ethereum was waived for zero feet till end of year, but great liquid options to access these asset classes in a holistic manner for any account type, any registration type on or off Fidelity’s platform. So we try to bring the best of Fidelity to our clients, give them actual solutions here where we can meet them where they are, whether they want to go direct to our custody platform, like I mentioned before, or enter the space with us in a very familiar vehicle like these ETPs. So many ways to access these assets with us.

Ben (26:47.922)

In one of your recent research pieces, your team lays out the compound annual growth rates for Bitcoin and Ethereum for last four years. And it goes from, I think, May 2020 to May 2024. And the numbers are insane, higher than I would have thought. guess caveat is that was coming from a low base because of the pandemic and such. But Bitcoin is up 65 % per year. Ethereum is up over 100 % per year. And you show the previous four years as well, which are both 100 % per year. I’m curious how you go about setting expectations for these asset classes and these funds. Do you kind of say, listen, returns should be lower, but volatility should be lower too over time as they mature? How do you position these from an expectations perspective?

Chris Kuiper (27:31.396)

So there’s a few, yeah, there’s a few schools of thought here. One is, and you’ll see these in our research reports, we note how volatility for both have gone down. So the numbers you just mentioned are from that most recent report, we just released it a week or two ago called How Ether May Add Value to a Portfolio. And in that report, we also show volatility, just draw a regression line through them, they’re both declining. So as these assets get bigger, volatility has gone down as we get more financial products around it like,

Chris Kuiper (28:00.374)

exchange traded products, like options, you would expect volatility to be mitigated as well. Of course, the big question is, do you get decreasing returns as well? Now, of course, things, trees don’t grow to the heavens or whatever the saying is, these things can’t overtake everything in the world. At some point, you are gonna hit that law of large numbers. So it would be foolish to think you’d get those absolutely fantastical gains like we had before. But that doesn’t mean if you just do some simple total addressable market analysis of what markets you think these things could capture, they’re still very high, right? If you think it could take X percent of gold or other commodities, X percent of other things that contain monetary premiums or other technologies out there, you could still get some pretty juicy numbers. And of course, the thing we try to drive home is, yes, they’re volatile, but they have these high returns. So just looking at simple historical stuff, and we do this in that same table.

Chris Kuiper (28:56.802)

You’re well compensated for that risk. Your Sharpe ratio is higher. Your Sortino ratio, which only looks at the downside deviations, which is what most investors care about. They don’t care if something’s volatile to the upside. They care if it’s volatile to the downside. Those are all higher than your traditional asset classes. And then we go through why and how this could make sense as part of your portfolio.

Matt (29:17.734)

The way I approach it, Ben, is a non -zero position could make sense if you think it makes sense for your client’s portfolio. You manage the volatility through position sizing. Most advisors, I generally say, are probably allocating 1 to 3 % somewhere in that range at most for some of these digital asset exposures.

You can manage volatility around that. can set client expectations around that just knowing everyone knows it’s going to be volatile at this point, I would argue. And you have to have a long -term time horizon. And there’s going to be years where those gains aren’t there. And we know that. But if you have a consistent exposure to it, you allocate it to it consistently, rebalance, at some point, it should prove out over time, assuming those returns carry forward.

Ben (30:05.234)

Well, I would argue that the rebalancing piece is probably the biggest one. Like, even if, let’s say that the returns are way lower going forward, but the volatility is still really high, I would argue a, I think Cliff Asden said AQR had a recent piece about this. He talked about the benefits of adding a high volatility asset to a portfolio. And I would argue that the rebalancing piece is even more important going forward for that if the volatility is so much higher. So how far, here’s my big question, as a Target date fund guy, how far away are we from these being in Target date funds? Because that would make a lot of sense to me.

Ben (30:34.128)

with an automatic rebalance that takes sort of the decision out of people’s hands.

Matt (30:39.728)

Yeah, I’d say we’re still a ways away. I think this is challenges there in general. And this isn’t just like a fidelity issue. I think it’s just a general institutional investor issue where it’s limited history. It’s hard to model capital market assumptions going forward in a thoughtful manner.

Michael (30:54.005)

I think the Department of Labor would have something to say about that. Like putting that in like in like 401k plans.

Matt (31:00.667)

The exact consideration too, right, as far as oversight.

Ben (31:03.122)

You’re saying like a 2 % Bitcoin or eth... I say 2 % crypto piece in a Target date fund. You think people would have a problem with that?

Michael (31:09.439)

I don’t think, I think the government would.

Matt (31:12.434)

Yeah, I can’t really comment on that, but I just think just from a portfolio kind of analytic standpoint, even alts, I’d say, we’re just at the point now where alts are proliferating, right? And I think the index is most people use for benchmarks in the general alts category, go back to like 2002. I think people are just getting comfortable kind of using those as reference benchmarks. So again, limited history. Bitcoin was first. Most would argue 2015 is the year you want to look at trading data for Bitcoin, just given the volume and pre that year, there wasn’t enough liquidity. So you’re really not even 10 years into a price history for Bitcoin that’s acceptable for most institutional allocators. Now, some get over that quickly, right? They understand the thesis and they understand you just don’t have it. You got to just make an assumption based off that. that’s where Chris was sitting on with, what do we think this could be? You look at other modeling techniques there. So I do think the lack of history is sort of an impediment to some of these know, bigger mandates that we’re talking about, whether it’s target eight or just institutional adoption here.

Michael (32:14.368)

As we think about the next catalyst, I think the obvious one that crypto folks would say is the halving. Chris, can you talk about, just remind people what that is and why that might be a positive catalyst for the asset class?

Chris Kuiper (32:27.396)

So the halving is what occurs in the Bitcoin network approximately every four years where new Bitcoin are issued every 10 minutes and they go to these people called miners who are helping to secure the network. That’s their reward for spending all this electricity and computing power. And that reward gets cut in half approximately every four years. So the issuance schedule of Bitcoin, it increases a lot and then every four years that slope is getting shallower and shallower.

This is why we’ve got 19 .6 million Bitcoin out there already. We’re not gonna hit that near 21 million limit of Bitcoin until the year 2140. That is what is embedded in the code. So from one perspective, people look at the supply side of this and they say, every time there’s a halving, there’s fewer and fewer new Bitcoins being minted. And so all else equal, if demand stays the same, then that has to be.

Chris Kuiper (33:25.348)

expressed that change has to be expressed in a higher price because there’s fewer new bitcoins coming onto the market. There’s of course a lot of debate around this. Maybe some people think that having had a lot of weight or influence early on because you went from 50 bitcoin every 10 minutes to 25 to 12 .5 and now of course if you just look at the numbers it’s a lot fewer fewer bitcoin every time you get a halving.

I’m not exactly sure. These four -year cycles also align with other things like Fed liquidity cycles or election cycles. So we can’t, we don’t have a experiment to rerun on these things. And so there’s a lot of debate whether or not that’s actually driving the price or if it’s other stuff.

Michael (34:09.548)

Last question for me, I’m sure you guys have done work on where the Bitcoin is coming from, how many Bitcoin are in the ETFs. I’d be curious, who do you think the sellers are? People in the Bitcoin community feel very passionately about their Bitcoin. They don’t let it go very easily. you can fill in the number, how many billions of net flows into the category, how many are held by ETFs. They got to be coming from somewhere. So what’s your best guess into where these coins are coming from?

Chris Kuiper (34:34.788)

So because of the on -chain nature of this, we can see some things, we have some visibility. And one of the things we have seen with the recent run -up in price and former run -ups in price, this is nothing new with each cycle, some of these very long -term holders start to liquidate their coins. So if you’ve got someone that’s been holding it since 2012, 2013 or something, eventually, for whatever reason,

Chris Kuiper (35:01.528)

they wanna sell some of it. They want to buy something, they want to rebalance, whatever the case may be. Everyone reaches a point where at that marginal price, they’re willing to let go of some of their Bitcoin, whereas to what you allude to, there’s still some very ardent people who say they’re never gonna sell it, or maybe they’re newer to the space, and so they’re planning on holding it many more decades yet. And so that’s what makes a market, right? All these different time preferences, different liquidity preferences.

But we can actually see some of that movement happen on chain, is very interesting.

Ben (35:32.474)

Every time a bull market starts to take off, Michael and I have a discussion about what price we would be willing to sell some of our Bitcoin. And I think we just keep moving the goal posts. Right?

Matt (35:41.624)

Hahaha

Michael (35:43.07)

Well, you know what? feel like we haven’t, I haven’t sat through that 70 plus percent drawdown just to get back to even, you know what I mean? Like just to get back to the all time high.

Chris Kuiper (35:51.428)

You gotta do your four year tour of duty yet, right? As they say. I think we had this, maybe this discussion last time, where what’s interesting about Bitcoin, and I come from a traditional finance background and equity analyst, and I read of course a lot of value investor stuff. If you look at say something like a stock, and you think the intrinsic value’s here, and it’s trading at a 50 % discount, that’s your thesis. And then of course you wanna get in on that thesis before other people realize the intrinsic value.

Chris Kuiper (36:20.684)

You get in, other people start to realize that the price goes up. So as the price goes up, your thesis is getting validated, but then your risk is also going up because now you’re closer to your intrinsic value, right? So you want to then close out the trade once you think it’s reached its full potential. The weird thing about Bitcoin is as the price goes up, the more it’s validating its thesis as this aspiring form of money, aspiring store of value. So.

Chris Kuiper (36:49.636)

your risk is getting lowered as it goes up. People who bought Bitcoin at 10 cents were taking on way more risk than people buying it at 1 ,000 and 10 ,000 because it’s validated its thesis more and more along the way. there’s nothing else like that. It’s a totally different mindset. It’s exactly right.

Michael (37:01.48)

There’s nothing else like that.

Michael (37:05.916)

Yeah. All right. think that’s a great place to leave it. Chris and Matt, this was great. Thank you for coming on. For people that want to learn more about Fidelity Digital Asset Management, where do we send them?

Matt (36:51.026)

Yeah, so for advisors go to institutional.fidelity.com. You can check out FBTC and F ETH.

Matt (37:20.572)

there as well as some of the direct solutions I talked about. And for Chris’s research, fidelitydigitalassets .com.

Michael (37:27.356)

Thanks guys.

The Fidelity® Ethereum Fund (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Fund will arrange to send you the prospectus if you request it by calling (800) 343-3548.